Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated, we note: that we do not have any outstanding preferred shares and have not had any preferred shares outstanding during the periods indicated, so the following table also sets forth our historical ratios of earnings to combined fixed charges and preferred share dividends for the periods indicated:

	2011	2010	2009	2008	2007
Pretax Income from continuing operations	12,022	50,225	3,385	23,262	17,448
Add
Minority interest attributable to continuing operations and fixed charges				12,217	(9,082)
Fixed charges (See interest expense below)	46,724	50,515	44,169	36,231	28,265
Distribution of operating income from unconsolidated investments	5,515	12,124	880	14,420	36,666
Subtract
Capitalized interest	(4,850)	(2,903)	(3,516)	(6,779)	(3,031)
Preferred distributions of consolidated subsidiaries	(18)	(18)	(19)	(35)	(29)
Equity in earnings of unconsolidated investments	(1,555)	(10,971)	1,529	(19,906)	(6,619)
Adjusted earnings	57,838	98,972	46,428	59,410	63,618

Interest expense	37,109	40,498	35,632	26,890	22,775
Capitalized interest	4,850	2,903	3,516	6,779	3,031
Amortization of deferred financing costs	3,918	6,054	3,722	2,527	2,430
Amortization of discounts or premiums related to indebtedness	829	1,042	1,280	-	-
Preferred distributions of consolidated subsidiaries	18	18	19	35	29
Fixed Charges	46,724	50,515	44,169	36,231	28,265

Ratio of Adjusted Earnings to Fixed Charges	1.24	1.96	1.05	1.64	2.25

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For these purposes, earnings have been calculated by adding minority interest attributable to continuing operations, income or loss from equity investees, fixed charges and distributed income of equity investees to income from continuing operations before income taxes, less capitalized interest and preferred distributions of consolidated subsidiaries. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of deferred financing costs, amortization of discounts or premiums related to indebtedness and preferred distributions of consolidated subsidiaries.